Exhibit (a)(1)(D)

February 23, 2012

To Our Shareholders:

Weight Watchers International, Inc. is offering to purchase up to $720,000,000 in value of shares of its common stock from you, at a purchase price within the range of $72.00 to $83.00 per share in cash, less any applicable withholding taxes and without interest. The last reported sale price of our common stock on February 22, 2012, the last trading day before we commenced the offer, was $78.71 per share.

Based on the number of shares properly tendered and the prices specified by our shareholders, we will determine the lowest single per share price (in multiples of $0.25) within the price range for the offer that will allow us to purchase $720,000,000 in value of shares (or a lower amount if not enough shares are properly tendered and not properly withdrawn to allow us to purchase $720,000,000 in value of shares). We will pay the selected price for all shares of common stock properly tendered at or below that price. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the shares tendered at or below the selected purchase price may not be purchased if more than $720,000,000 in value of shares we seek are properly tendered. All shares which you tender but which we do not purchase will be returned to you promptly after the expiration of the tender offer.

We believe that the offer represents an efficient mechanism to provide our shareholders with the opportunity to tender all or a portion of their shares and thereby receive a return of some or all of their investment if they so elect. The offer also provides shareholders with an opportunity to obtain liquidity with respect to all or a portion of their holdings, without the potential disruption to the market price that can result from market sales and the usual costs associated with open market transactions. The offer also affords shareholders that elect not to tender their shares in the offer the opportunity to increase their relative percentage ownership in the Company and benefit from the enhanced earnings per share that we expect to result from the offer.

We have also entered into a purchase agreement with Artal Holdings Sp. z o.o., Succersale de Luxembourg, which owns approximately 52% of the shares of our outstanding common stock, under which we have agreed to purchase at the same price per share as is determined and paid in the offer, on or after the 11th business day after the expiration of the offer, a proportionate number of shares of common stock held by Artal such that Artal will continue to own approximately 52% of the shares of our common stock outstanding after completion of the offer and the purchase from Artal.

We believe that the repurchase of shares is consistent with our long-term goal of maximizing shareholder value. Our management and our Board of Directors evaluated the Company’s operations, financial condition, capital needs, strategy and expectations for the future and believe that the offer, as well as the purchase of shares from Artal, are prudent uses of our financial resources given our business profile and assets.

The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. This letter is only a summary, and I encourage you to read these documents carefully before making any decision with respect to the offer. The instructions on how to tender shares are explained in detail in the accompanying materials. Neither the Company nor its Board of Directors makes any recommendation to shareholders as to whether to tender their shares or as to the price or prices at which shareholders may choose to tender their shares in the offer.

The offer will expire at 12:00 midnight, New York City time, on Thursday, March 22, 2012, unless we extend the offer. Questions and requests for assistance may be directed to MacKenzie Partners, Inc., the information agent for the offer, and Credit Suisse Securities (USA) LLC or J.P. Morgan Securities LLC, the lead dealer managers for the offer, in each case at the telephone numbers and addresses set forth on the back cover of the Offer to Purchase. You may request additional copies of the Offer to Purchase and other offer documents from the information agent at the telephone number and address on the back cover of the Offer to Purchase.

Very truly yours,

David Kirchhoff

President and Chief Executive Officer

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